January 17, 2007

United States Securities and Exchange Commission

Kathleen Collins

Kari Jin

100 F Street, N.E.

Washington, D.C. 20549

Re:	Saba Software, Inc.

File No. 000-30221

Ladies and Gentlemen:

On behalf of Saba Software, Inc. (“Saba” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 18, 2007 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2007, filed on August 13, 2007 (the “Annual Report”). The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated in this response letter.

Form 10-K for the Fiscal Year Ended May 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

1.	We note your response to our prior comment 1 and the reasons why management does not believe a discussion of days sales outstanding would be meaningful to an investor. The Staff, however, continues to believe that the Company’s liquidity and capital resources disclosures could be enhanced to more clearly explain the primary drivers and other material factors that impact your cash flows. Your current disclosures are merely a recitation of the items contained in your cash flow statement and do not contribute to an understanding of your cash flows, but rather repeats items that are readily determinable from the financial statements. Where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as their reasonably likely impact on future cash flows. For example, we note that accounts receivable increased approximately 15% from May 31, 2007 to October 31, 2007; however, there is limited discussion of these changes that materially affected your operating cash flows in your liquidity disclosures. Please revise your disclosures in future filings pursuant to Section IV.B of SEC Release 33-8350.

We supplementally advise the Staff that, to the extent applicable to future periodic reports, we intend to include additional disclosure to more clearly explain the primary drivers and other material factors that impact our cash flows, including a discussion on days sales outstanding.

Consolidated Statement of Operations, page F-5

2.	We note your response to our prior comment no. 2 where you indicate that the Company allocates the revenue from bundled arrangements amongst license and PCS based on VSOE of fair value for PCS on perpetual licenses. Please tell us whether the VSOE of PCS used to allocate revenues for presentation purposes are for the same product, which may be sold as either a perpetual or term license. If the products differ, then please explain further how you determined that VSOE of PCS for one product can be used as evidence of PCS for another product even if only for presentation purposes. For example, tell us whether similar services are provided under both arrangements.

We supplementally advise the Staff that the VSOE of PCS used to allocate revenues for presentation purposes are for the same product, which we sell as either a perpetual or term license.

3.	Assuming that your methodologies for allocating revenues and cost of revenues are considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, you should revise your footnote disclosures to inform investors of your presentation methodologies relating to these bundled arrangements where there is a lack of VSOE of fair value among the elements. In addition, please ensure that your MD&A disclosures include a discussion of the methodologies used and the reasons for such allocations.

We supplementally advise the Staff that, to the extent applicable to future periodic reports, we intend to include additional disclosure in our footnotes to our financial statements and in MD&A that inform investors of our presentation methodologies relating to our bundled arrangements where there is a lack of VSOE of fair value among the elements.

Please contact the undersigned if you have any questions regarding any of the Company’s responses.

Sincerely,

/s/ Michael Martini
Michael Martini
Chief Financial Officer
Saba Software, Inc.